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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 33)1

Katy Industries, Inc. (Name of Issuer)
Common Stock, One Dollar ($1.00) par value (Title of Class of Securities)
486026107 (CUSIP Number)
Jonathan P. Johnson President CRL, Inc. 7505 Village Square Drive, Suite 200 Castle Rock, CO 80108 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 19, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        (Continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            486026107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wallace E. Carroll, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7.	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,126,549
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER -0-

		10.	SHARED DISPOSITIVE POWER 3,130,761

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,130,761

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.            486026107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amelia M. Carroll

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7.	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,152,549
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER -0-

		10.	SHARED DISPOSITIVE POWER 3,156,761

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,156,761

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.            486026107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7.	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 2,674,036
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER -0-

		10.	SHARED DISPOSITIVE POWER 2,674,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.            486026107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7.	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 2,265,729
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER -0-

		10.	SHARED DISPOSITIVE POWER 2,265,729

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,729

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.            486026107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRL, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 2,071,036
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER -0-

		10.	SHARED DISPOSITIVE POWER 2,071,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.            486026107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wallace Foundation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES		7.	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 32,910
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER -0-

		10.	SHARED DISPOSITIVE POWER 32,910

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,910

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.            486026107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7.	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 6,942
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER -0-

		10.	SHARED DISPOSITIVE POWER 6,942

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 33
TO SCHEDULE 13D

        This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

        This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"); Amelia M. Carroll ("Ms. Carroll"); The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants; The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants (the "62 Trust"); CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation; and the Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of November 25, 2003 filed as Exhibit A to Amendment No. 32 to this amended statement.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended as follows:

          The descriptions of the Trust Reorganization (as defined below) and the Merger (as defined below) set forth in Item 5 below are incorporated herein by reference in their entirety. No consideration was given in exchange for Shares in the Merger.

          The description of the Board Transaction (as defined below) set forth in Item 5 below is incorporated herein by reference in its entirety. The consideration given by Mr. Carroll in connection with the Board Transaction was his service as a member of the board of directors of the Issuer.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended as follows:

          The Trust Reorganization and Merger were undertaken to reduce the costs of administering the Carroll family trusts.

          The Board Transaction consisted of grants for Mr. Carroll's service on the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended as follows:

          The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement. Of the Shares reported as beneficially owned by Mr. Carroll and Ms. Carroll, 27,000 of such Shares are Shares which Mr. Carroll has the right to acquire within 60 days.

          On December 22, 2003, CRL entered into, effective as of August 30, 2003, a Third Amendment to Second Amended and Restated Credit Agreement (the "Third Amendment") with The Northern Trust Company ("Northern Trust"), which amended the Second Amended and Restated Credit Agreement, effective as of August 31, 2001, which was previously filed as Exhibit A to Amendment No. 28 to this statement, as amended by a First Amendment to Second Amended and Restated Credit Agreement effective as of August 31, 2002, which was previously filed as Exhibit A to Amendment No. 30 to this statement, and as amended by a Second Amendment to Second Amended and Restated Credit Agreement effective as of February 15, 2003, which was previously filed as Exhibit A to Amendment No. 31 to this statement (collectively as amended, the "Credit Agreement"). The Third Amendment extended the term of the Credit Agreement to February 15, 2004. In addition, the Third Amendment updated certain schedules to the Credit Agreement. Mr. Carroll ratified his prior guaranty and pledge agreement in favor of Northern Trust in connection with the Credit Agreement and consented to the Third Amendment by executing the Third Amendment. The 58 Trust ratified its prior pledge agreement in favor of Northern Trust in connection with the Credit Agreement and consented to the Third Amendment by executing the Third Amendment.

          On May 19, 2004, CRL entered into, effective as of February 15, 2004, a Fourth Amendment to Second Amended and Restated Credit Agreement (the "Fourth Amendment") with Northern Trust, which amended the Credit Agreement (as amended, the "Amended Credit Agreement"). The Fourth Amendment extended the term of the Amended Credit Agreement to February 15, 2005. Northern Trust previously released its security interest in certain assets (the "Assets") of Alpine Aviation, LLC (formerly known as Timberline Aviation LLC) and Alpine Ground Services, LLC (formerly known as Timberline Ground Services, L.L.C.), both of which are majority-owned subsidiaries of CRL, to allow the Assets to be sold and the proceeds from such sale to be applied to the debt owed to Northern Trust under the Amended Credit Agreement. In connection with such sale, the Fourth Amendment deleted references in the Amended Credit Agreement to certain of the Assets. Mr. Carroll ratified his prior guaranty and pledge agreement in favor of Northern Trust in connection with the Amended Credit Agreement and consented to the Fourth Amendment by executing the Fourth Amendment. The 58 Trust ratified its prior pledge agreement in favor of Northern Trust in connection with the Amended Credit Agreement and consented to the Fourth Amendment by executing the Fourth Amendment.

          As previously reported on this amended statement, on November 14, 2003, CRL and Mr. Carroll entered into a Stock Sale Plan (the "Rule 10b5-1 Plan") with U.S. Bancorp Piper Jaffray Inc. and acknowledged by the Issuer and Northern Trust, intended to comply with Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended, pursuant to which CRL intended to sell up to an aggregate of 78,000 Shares it owns. Pursuant to the Rule 10b5-1 Plan, on each of February 17, 2004 and February 20, 2004, CRL sold 1,200 Shares into the market at a price of $6.00 per share, for an aggregate sale of 2,400 shares. The Rule 10b5-1 Plan terminated on February 29, 2004 with no further sales of Shares being made pursuant to the Rule 10b5-1 Plan.

          As previously reported on this amended statement, the Carroll family trusts were reorganized on August 8, 2003 (the "Trust Reorganization"). In connection with the Trust Reorganization, The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants (the "57 Trust"), which was previously a reporting person on this amended statement, was merged into the 62 Trust (the "Merger"). The 57 Trust was an owner of shares of common stock of CRL prior to the Merger and, therefore, was deemed to beneficially own the Shares owned by CRL. As a result of the Merger, the 62 Trust is now an owner of shares of common stock of CRL and, therefore, is deemed to beneficially own the Shares owned by CRL.

          In connection with his service on the board of directors of the Issuer, on May 27, 2004 the Issuer granted Mr. Carroll 500 Shares and immediately exercisable options to purchase 2,000 Shares at an exercise price of $5.91 per share which expire on May 27, 2014 (the "Board Transaction").

          The descriptions of the Third Amendment and the Fourth Amendment are qualified in their entirety by the provisions of such agreements attached to this amended statement as exhibits. The description of the Rule 10b5-1 Plan is qualified in its entirety by the provisions of such agreement previously filed as Exhibit B to Amendment 32 to this amended statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Item 6 is hereby amended as follows:

          The descriptions of the Third Amendment, the Fourth Amendment and the Rule 10b5-1 Plan set forth in Item 5 above are incorporated herein by reference in their entirety.

Item 7. Material to be filed as Exhibits.

        Item 7 is hereby amended as follows:

          The following exhibits are attached hereto:

      Exhibit A—Third Amendment to Second Amended and Restated Credit Agreement dated December 22, 2003, but effective as of August 30, 2003, between CRL and Northern Trust and consented to by Mr. Carroll and the 58 Trust.

      Exhibit B—Fourth Amendment to Second Amended and Restated Credit Agreement dated May 19, 2004, but effective as of February 15, 2004, between CRL and Northern Trust and consented to by Mr. Carroll and the 58 Trust.

* * * * *

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2004

WALLACE E. AND LELIA H. CARROLL TRUST U/A Dated May 1, 1958 F/B/O Wallace E. Carroll, Jr. and his descendants
*

Wallace E. Carroll, Jr., Trustee
*

Amelia M. Carroll, Trustee
*

Philip E. Johnson, Trustee
LELIA H. CARROLL TRUST U/A Dated July 12, 1962 F/B/O Wallace E. Carroll, Jr. and his descendants
*

Wallace E. Carroll, Jr., Trustee
*

Amelia M. Carroll, Trustee
*

Philip E. Johnson, Trustee
THE WALLACE FOUNDATION
*

Wallace E. Carroll, Jr., Trustee
*

Amelia M. Carroll, Trustee

SUBTRUSTS UNDER THE FAMILY GRANDCHILDREN TRUST U/A Dated September 29, 1990 F/B/O the descendants of Wallace E. Carroll, Jr.
*

Wallace E. Carroll, Jr., Trustee
*

Amelia M. Carroll, Trustee
*

Philip E. Johnson, Trustee
*

WALLACE E. CARROLL, JR.
*

AMELIA M. CARROLL
CRL, INC.
/s/ JONATHAN P. JOHNSON

Jonathan P. Johnson, President
*By:	/s/ JONATHAN P. JOHNSON Jonathan P. Johnson Attorney-in-fact

EXHIBIT A

THIRD AMENDMENT
TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT
AND FIRST AMENDMENT TO AIRCRAFT SECURITY AGREEMENT

        This Third Amendment to Second Amended and Restated Credit Agreement and First Amendment to Aircraft Security Agreement (this "Amendment"), dated December 22, 2003, but effective as of August 30, 2003 (the "Effective Date"), is entered into between CRL, INC., a Delaware corporation (the "Borrower"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Lender").

RECITALS:

          A.    The Borrower and the Lender have entered into a Second Amended and Restated Credit Agreement dated as of August 31, 2001, as amended by a First Amendment thereto dated as of December 18, 2002 and as amended by the Second Amendment thereto dated as of June 27, 2003 (as amended, the "Credit Agreement"; the terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement).

          B.    The Term Loan made under the Credit Agreement was due and payable on August 30, 2003 and has not been paid in full.

          C.    The Obligations are secured by, among other things, the Aircraft Security Agreement.

          D.    The Borrower and the Lender desire to amend the Credit Agreement to among other things, extend the Termination Date with regard to the Term Loan.

          E.    The Borrower and Lender desire to amend the Aircraft Security Agreement to reduce the insurance requirements.

        NOW, THEREFORE, the parties hereto agree as follows:

        1.    AMENDMENTS TO THE CREDIT AGREEMENT.

            1.1.    Section 1.1 of the Credit Agreement.    The definition of "Termination Date" appearing in Section 1.1 of the Credit Agreement is hereby amended as of the Effective Date by deleting the date "August 30, 2003" appearing therein and substituting the date "February 15, 2004" therefor.

            1.2.    Schedule 4.17 of the Credit Agreement.    Schedule 4.17 (Subsidiaries and Affiliates) to the Credit Agreement is hereby amended and restated as of the Effective Date into the form of Schedule 4.17 attached hereto and made a part hereof.

        2.    AMENDMENTS TO AIRCRAFT SECURITY AGREEMENT.    Section 3.5(a) of the Aircraft Security Agreement is hereby amended as of the Effective Date by (a) deleting the dollar amount "$25,000,000" appearing therein and substituting the dollar amount "$10,000,000" therefore; and (b) deleting the parenthetical appearing in Section 3.5(a)(ii) "(as reasonably determined by the Lender) and substituting the parenthetical "(in an amount not less than $500,000)" therefor.

        3.    REPRESENTATIONS AND WARRANTIES.    To induce the Lender to enter into this Amendment, the Borrower represents and warrants that:

            3.1.    Authorization.    The Borrower is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Credit Agreement, as amended hereby.

            3.2.    No Conflicts.    The execution and delivery of this Amendment and the performance by the Borrower of its obligations under the Credit Agreement, as amended hereby, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

            3.3.    Validity and Binding Effect.    The Credit Agreement, as amended hereby, is the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

        4.    CONDITIONS PRECEDENT TO AMENDMENTS.    The amendments in Sections 1 and 2 hereof shall become effective upon satisfaction of each of the following conditions precedent:

            4.1.    Documentation.    The Borrower shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the Effective Date or other date satisfactory to the Lender, in form and substance satisfactory to the Lender:

              (a)    Amendment.    Counterparts of this Amendment.

              (b)    Certificate.    A certificate of the president or chief financial officer of the Borrower as to the matters set out in Sections 4.2 and 4.3 hereof.

              (c)    Reaffirmation of Guaranty and Pledge Agreements.    Wallace E. Carroll, Jr. and the authorized trustees on behalf of the Trust shall have ratified and confirmed, with respect to Wallace E. Carroll, Jr., the Guaranty and the Guarantor Pledge Agreement, and, with respect to the Trust, the Trust Pledge Agreement, and have consented to this Amendment, each by signing the signature page to this Amendment.

            4.2.    No Default.    As of the closing date hereof, after giving effect to the waiver in Section 6 hereof, no Event of Default or Default under the Loan Documents shall have occurred and be continuing.

            4.3.    Representations and Warranties.    As of the closing date hereof, after giving effect to the waiver in Section 6 hereof, the representations and warranties in Article IV of the Credit Agreement, as amended by this Amendment, in the Loan Documents and in Section 3 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement.

        5.    RELEASES OF CLAIMS.    In consideration of the Lender's extension of the Termination Date, the Borrower hereby irrevocably releases and forever discharges the Lender and its affiliates, subsidiaries, successors, assigns, directors, officers, employees, agents and attorneys (each a "Released Person") of and from all damages, loses, claims, demands, liabilities, obligations, actions and causes of action whatsoever which the Borrower may now have or claim to have against any Released Person on account of or in any way touching, concerning, arising out of or founded upon this Amendment, the Credit Agreement, as amended hereby, and the other Loan Documents, and the transactions contemplated hereby and thereby, whether presently known or unknown and of every nature and extent whatsoever arising before or through the date hereof.

        6.    WAIVER.    As provided in that certain letter agreement dated as of October 31, 2003 entered into between the Borrower and the Lender (the "Consent Letter"), pursuant to which the Lender consented, subject to the terms and conditions thereof, to the sale and lease of all or substantially all of the assets of Timberline Aviation and Timberline Ground, the Borrower is obligated to enter into the Pledge Agreement (as defined in the Consent Letter) with the Lender, deliver the Original Collateral Documents (as defined in the Consent Letter) to the Lender and direct the Purchaser (as defined in the Consent Letter) to deliver the Ground Sublease Subordination (as defined in the Consent Letter) to the Lender, each within ten (10) business days of the closing of the Sale-Lease Agreements. As of the date hereof, the Borrower and the Lender have failed to enter into the Pledge Agreement and the

Borrower has further failed to deliver the Original Collateral Documents to the Lender and direct the Purchaser to deliver the Ground Sublease Subordination to the Lender. The Lender hereby waives, as of the date of this Amendment, compliance by the Borrower with the terms of the Consent Letter as specifically set forth in the preceding two sentences of this Section 6; provided, however, the Borrower and the Lender shall have entered into the Pledge Agreement and the Borrower shall have further delivered the Original Collateral Documents to the Lender and have directed the Purchaser to deliver the Ground Sublease Subordination to the Lender, each on or before February 15, 2004. Failure to comply with the foregoing sentence shall automatically rescind the waiver provided herein as if it had never been granted. The Lender's waiver of compliance with the terms of the Consent Letter is limited to the specific instance of failure to comply which is described above and shall not be deemed a waiver of or consent to any other failure to comply with the terms of the Consent Letter or any provisions of the Credit Agreement. Such waiver shall not prejudice any right or remedies which the Lender may have or be entitled to with respect to any such other breach of the Consent Letter or any breach of any provision of the Credit Agreement.

        7.    GENERAL.

            7.1.    Expenses.    The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment and any documents required to be furnished herewith or therewith.

            7.2.    Law.    THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

            7.3.    Successors.    This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

            7.4.    Confirmation of the Credit Agreement and the other Loan Documents.    The Credit Agreement, as amended hereby, and the other Loan Documents remain in full force and effect and are hereby ratified and confirmed in all respects.

            7.5.    References to the Credit Agreement.    On the Effective Date, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," or words of similar import and each reference in the other Loan Documents to the "Credit Agreement" shall, except where the context otherwise requires, be deemed to refer to the Credit Agreement, as amended hereby.

            7.6.    Counterparts.    This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

(Signature Page To Follow)

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

CRL, INC.
By:
	Name:	Jonathan P. Johnson
	Title:	President
THE NORTHERN TRUST COMPANY
By:
Title:
For purposes of ratification of his Guaranty and Guarantor Pledge Agreement and consent to this Amendment:
Wallace E. Carroll, Jr.
For purposes of ratification of its Trust Pledge Agreement and consent to this Amendment:
WALLACE E. AND LELIA H. CARROLL TRUST U/A DATED MAY 1, 1958 FOR THE BENEFIT OF WALLACE E. CARROLL, JR.
By:	Wallace E. Carroll, Jr., as Co-Trustee
By:	Amelia M. Carroll, as Co-Trustee
By:	Philip E. Johnson, as Co-Trustee

EXHIBIT B

FOURTH AMENDMENT
TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

        This Fourth Amendment to Second Amended and Restated Credit Agreement (this "Amendment"), dated May 19, 2004, but effective as of February 15, 2004 (the "Effective Date"), is entered into between CRL, INC., a Delaware corporation (the "Borrower"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Lender").

RECITALS:

          A.    The Borrower and the Lender have entered into a Second Amended and Restated Credit Agreement dated as of August 31, 2001, as amended by a First Amendment thereto dated as of December 18, 2002, a Second Amendment thereto dated as of June 27, 2003 and a Third Amendment thereto dated December 22, 2003 (as amended, the "Credit Agreement"; the terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement).

          B.    The Term Loan made under the Credit Agreement was due and payable on February 15, 2004 and has not been paid in full.

          C.    The Borrower's Subsidiaries, Alpine Aviation, LLC (formerly known as Timberline Aviation LLC) and Alpine Ground Services, LLC (formerly known as Timberline Ground Services, L.L.C), have sold substantially all of their assets, including the Aircraft, terminated their leasehold interests in the Premises, and used a certain amount of the proceeds from such sales to pay down the outstanding principal and interest on the Term Loan.

          D.    After giving effect to the principal and interest payments on the Term Loan as provided in Recital C above, the outstanding principal and interest on the Term Loan as of May 7, 2004 is $300,000.00 and $253.00, respectively.

          E.    The Borrower and the Lender desire to amend the Credit Agreement to, among other things, extend the Termination Date with regard to the Term Loan and eliminate the Aircraft and the Premises as collateral under the Aircraft Security Agreement and the Deed of Trust, respectively, and to terminate each of the foregoing documents.

        NOW, THEREFORE, the parties hereto agree as follows:

        1.    Recitals.    The foregoing Recitals are hereby incorporated by reference into this Amendment and made a part hereof as if set forth in full herein.

        2.    AMENDMENTS TO THE CREDIT AGREEMENT.

        2.1.    Section 1.1 of the Credit Agreement.    The definition of "Termination Date" appearing in Section 1.1 of the Credit Agreement is hereby amended as of the Effective Date by deleting the date "February 15, 2004" appearing therein and substituting the date February 15, 2005" therefor.

        2.2.    Section 1.1 of the Credit Agreement and Other Applicable Provisions of the Credit Agreement.    The definitions of "Timberline Aviation" and "Timberline Ground" appearing in Section 1.1 of the Credit Agreement are hereby deleted in their entirety as of the Effective Date and the following definitions are hereby added to Section 1.1 of the Credit Agreement as of the Effective Date in proper alphabetical order:

          "Alpine Aviation" shall mean Alpine Aviation, LLC (formerly known as Timberline Aviation LLC), a Colorado limited liability company, and any successor thereto."

          "Alpine Ground" shall mean Alpine Ground Services, LLC (formerly known as Timberline Ground Services, L.L.C.), a Colorado limited liability company, and any successor thereto."

        On and after the Effective Date, all references to, and usages of the terms, "Timberline Aviation" and "Timberline Ground" appearing in the Credit Agreement are hereby deleted and the terms "Alpine Aviation" and "Alpine Ground" are substituted therefor, respectively.

        2.3.    Section 1.1 of the Credit Agreement and Other Applicable Provisions of the Credit Agreement.    The definitions of "Aircraft" and "Aircraft Security Agreement" appearing in Section 1.1 of the Credit Agreement are hereby deleted in their entirety as of the Effective Date. On and after the Effective Date, all references to, and usages of the terms, "Aircraft" and "Aircraft Security Agreement" appearing in the Credit Agreement are hereby deleted. It is hereby acknowledged that the Aircraft Security Agreement was terminated pursuant to that certain letter agreement of the Lender dated as of January 9, 2004 and all lien filings and recordings evidencing the Lender's lien in the Aircraft were also released and terminated on or about such date.

        2.4.    Section 1.1 of the Credit Agreement and Other Applicable Provisions of the Credit Agreement.    The definition of "Premises" and "Deed of Trust" appearing in Section 1.1 of the Credit Agreement are hereby deleted in their entirety as of the Effective Date. On and after the Effective Date, all references to, and usages of the terms, "Premises" and "Deed of Trust" appearing in the Credit Agreement are hereby deleted. It is hereby acknowledged that the Deed of Trust was terminated pursuant to that certain letter agreement of the Lender dated as of April 5, 2004 and all lien filings and recordings evidencing the Lender's lien in the Deed of Trust were also released and terminated on or about such date.

        2.5.    Section 9.8(a) of the Credit Agreement.    Section 9.8(a) of the Credit Agreement is hereby amended as of the Effective Date by deleting all parties to receive copies of the notices to the Borrower and substituting the following therefor:

      "Hensley, Kim & Edgington, LLC
      1660 Lincoln Street, Suite 3050
      Denver, Colorado 80264
      Telephone: (720) 377-0770
      Facsimile: (720) 377-0777"

        3.    REPRESENTATIONS AND WARRANTIES.    To induce the Lender to enter into this Amendment, the Borrower represents and warrants that:

        3.1.    Authorization.    The Borrower is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Credit Agreement, as amended hereby.

        3.2.    No Conflicts.    The execution and delivery of this Amendment and the performance by the Borrower of its obligations under the Credit Agreement, as amended hereby, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

        3.3.    Validity and Binding Effect.    The Credit Agreement, as amended hereby, is the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

        4.    CONDITIONS PRECEDENT TO AMENDMENTS.    The amendments in Section 2 hereof shall become effective upon satisfaction of each of the following conditions precedent:

        4.1.    Documentation.    The Borrower shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the Effective Date or other date satisfactory to the Lender, in form and substance satisfactory to the Lender:

              (a)    Amendment.    Counterparts of this Amendment.

              (b)    Resolutions.    A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment.

              (c)    Incumbency Certificate.    A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

              (d)    Certificate.    A certificate of the president or chief financial officer of the Borrower as to the matters set out in Sections 4.2 and 4.3 hereof.

              (e)    Reaffirmation of Guaranty and Pledge Agreements.    Wallace E. Carroll, Jr. and the authorized trustees on behalf of the Trust shall have ratified and confirmed, with respect to Wallace E. Carroll, Jr., the Guaranty and the Guarantor Pledge Agreement, and, with respect to the Trust, the Trust Pledge Agreement, and have consented to this Amendment, each by signing the signature page to this Amendment.

              (f)    Other.    Such other documents as the Lender may reasonably request.

        4.2.    No Default.    As of the closing date hereof, no Event of Default or Default under the Loan Documents shall have occurred and be continuing.

        4.3.    Representations and Warranties.    As of the closing date hereof, the representations and warranties in Article IV of the Credit Agreement, as amended by this Amendment, in the Loan Documents and in Section 3 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement.

        5.    RELEASES OF CLAIMS.    In consideration of the Lender's extension of the Termination Date, the Borrower hereby irrevocably releases and forever discharges the Lender and its affiliates, subsidiaries, successors, assigns, directors, officers, employees, agents and attorneys (each a "Released Person") of and from all damages, losses, claims, demands, liabilities, obligations, actions and causes of action whatsoever which the Borrower may now have or claim to have against any Released Person on account of or in any way touching, concerning, arising out of or founded upon this Amendment, the Credit Agreement, as amended hereby, and the other Loan Documents, and the transactions contemplated hereby and thereby, whether presently known or unknown and of every nature and extent whatsoever arising before or through the date hereof.

        6.    GENERAL.

        6.1.    Expenses.    The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment and any documents required to be furnished herewith or therewith.

        6.2.    Law.    THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

        6.3.    Successors.    This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

        6.4.    Confirmation of the Credit Agreement and the other Loan Documents.    The Credit Agreement, as amended hereby, and the other Loan Documents remain in full force and effect and are hereby ratified and confirmed in all respects.

        6.5.    References to the Credit Agreement.    On the Effective Date, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," or words of similar import and each reference in the other Loan Documents to the "Credit Agreement" shall, except where the context otherwise requires, be deemed to refer to the Credit Agreement, as amended hereby.

        6.6.    Counterparts.    This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

(Signature Page To Follow)

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

CRL, INC.
By:
	Name:	Jonathan P. Johnson
	Title:	President
THE NORTHERN TRUST COMPANY
By:
Title:
For purposes of ratification of his Guaranty and Guarantor Pledge Agreement and consent to this Amendment:
Wallace E. Carroll, Jr.
For purposes of ratification of its Trust Pledge Agreement and consent to this Amendment:
WALLACE E. AND LELIA H. CARROLL TRUST U/A DATED MAY 1, 1958 FOR THE BENEFIT OF WALLACE E. CARROLL, JR.
By:	Wallace E. Carroll, Jr., as Co-Trustee
By:	Amelia M. Carroll, as Co-Trustee
By:	Philip E. Johnson, as Co-Trustee

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AMENDMENT NO. 33 TO SCHEDULE 13D
SIGNATURE
THIRD AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT AND FIRST AMENDMENT TO AIRCRAFT SECURITY AGREEMENT
FOURTH AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT